Exhibit 99.1

ASX ANNOUNCEMENT

6 December 2013

Genetic Technologies announces Publication in Cancer Prevention Research Highlighting Cost-Effectiveness of BREVAGenTM

Melbourne, Australia, 6 December 2013: Molecular diagnostics company, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE), today announced its flagship genetic breast cancer risk prediction test, BREVAGenTM, is featured in the online issue of Cancer Prevention Research Vol 6 (12): pp 1328 - 36 dated 5 December 2013.  The publication profiles the cost-effectiveness of the BREVAGenTM test versus direct MRI screening for breast cancer risk.  The study, entitled “Cost-effectiveness of a Genetic Test for Breast Cancer Risk,” was a collaborative project between Genetic Technologies Limited and Archimedes Inc. of San Francisco, a healthcare modeling and analytics organization.

A simulation model of breast cancer and healthcare processes was used to represent women in a virtual trial comparing the use of Genetic Technologies’ BREVAGenTM test to the traditional Gail risk test alone, categorizing patients as either low or high risk.  Low risk patients received an annual mammogram, while high risk patients received an annual MRI.  Cancer incidence was based upon SEER score data (Surveillance, Epidemiology, and End Results) and validated to the Cancer Prevention Study II (CPS-II) Nutrition Cohort data set.  Risk factors are drawn from the National Health and Nutrition Examination Survey (NHANES-4) and Prostate, Lung, Colorectal, and Ovarian Cancer Screening Trial (PLCO) data sets.

Based on the study, the BREVAGenTM test was most cost-effective when given to patients classified as having an intermediate lifetime risk of breast cancer.  For patients with a risk of 16% to 28%, the test resulted in savings of 0.023 quality-adjusted life years (QALYs) per patient at a cost of $163,264 per QALY.  These results were sensitive to the age at which the test was given, the discount rate, and the costs of the genetic test and MRI.  The cost-effectiveness of using the BREVAGenTM test for patients with an intermediate Gail risk score is similar to that of other recommended strategies, including annual MRI for patients with a lifetime risk of greater than 20% or BRCA 1/2 mutations.  Importantly, the model showed that the BREVAGenTM test yields a 2.7% reduction in cancer deaths relative to the Gail score alone for patients with a lifetime risk of at least 10%.

“We are pleased to see a predicted reduction in cancer deaths based on the use of BREVAGenTM, in addition to the identification of a group of women at intermediate risk of developing breast cancer for which it is optimally cost-effective” said Tom Howitt, acting CEO of Genetic Technologies.  “To have our risk test featured in such a prominent and respected publication in the field of cancer research is encouraging and demonstrates that BREVAGenTM offers many benefits to patients and providers alike, including the ability for patients to detect and prevent potential incidence early and to lower associated costs along the way.”

Initially launched in select U.S. territories in June 2011, BREVAGenTM is now available for sale in all 50 U.S. states.

FOR FURTHER INFORMATION PLEASE CONTACT

Tom Howitt	Laura Forman (USA)
Chief Executive Officer (Acting)	Blueprint Life Science Group

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.